Exhibit 12.1

Hawaiian Telcom Communications, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Predecessor			Company
				Period from
			Period from	May 21 to		Year Ended	Year Ended	Year Ended
			January 1 to	December		December	December	December
	2003	2004	May 1, 2005	31, 2004		31, 2005	31, 2006	31, 2007

Income (loss) from continuing operations before provision for income taxes and cumulative effect of accounting changes	$(15,300)	$14,700	$10,800	$(17,373)		$(145,088)	$(134,876)	$(112,905)

Interest expense	33,700	36,800	11,700	—		55,611	80,256	85,945

Amortization of previously capitalized interest	300	100	100	—		100	600	600

Lease expense	9,300	6,800	2,197	—		3,457	5,293	3,857
Factor	33%	33%	33%	33%		33%	33%	33%
Interest factor on rentals (2)	3,100	2,300	732	—		1,152	1,764	1,286

Equity in (income) loss of unconsolidated businesses	—	—	—	—		—	—	—

DiDividends from equity investees	—	—	—	—		—	—	—

Earnings available for fixed charges	21,800	53,900	23,332	(17,373)		(88,225)	(52,256)	(25,074)

Interest expense	33,700	36,800	11,700	—		55,611	80,256	85,945

Capitalized interest	200	100	80	—		2,006	2,775	1,498

Interest factor on rentals (2)	3,100	2,300	732	—		1,152	1,764	1,286

Fixed charges	37,000	39,200	12,512	—		58,769	84,795	88,729

Ratio of earnings to fixed charges	0.6	1.4	1.9	NA	(3)	NA	NA	NA

Deficiency of earnings to fixed charges	NA	NA	NA	NA	(3)	$(146,994)	$(137,051)	$(113,803)

(1)   The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings includes pre-tax income from continuing operations and fixed charges including interest, whether expensed or capitalized, and an estimate of interest within rental expense.

(2)   The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

(3)   There were no fixed charges for the Company during 2004.